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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-19352

                   NOTIFICATION OF LATE FILING OF FORM 10-Q

        For Period Ended: September 30, 1998
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                        Part 1.  Registrant Information

                               AGRIBIOTECH, INC
                               ----------------
                           (Full name of registrant)

                           120 CORPORATE PARK DRIVE
                              HENDERSON, NV 89014
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                    (Address of Principal executive office)


                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:


     The Registrant has had discussions within the past several days with certain holders of warrants to purchase shares of the Registrant's Common Stock to have them voluntarily tender such warrants. The tender of such warrants and the attendant issuance of shares of the Registrant's Common Stock must be reflected in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, which cannot be made current until such transaction is completed. Accordingly, the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort and expense.



                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

                Johnny R, Thomas         (702)566-2440
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                  (Name)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [x] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes   [_] No

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     If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net sales and net earnings for the fiscal quarter ended September 30, 1998 were approximately $89.6 million and $.45 million, respectively, as compared with $40.5 million and $.78 million, respectively, for the comparable period last year with corresponding increases in assets and equity, as a result of having completed a large number of acquisitions during the past year.

                               AGRIBIOTECH, INC.
                               -----------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 1998             By:   /s/ Randy Ingram
                                        --------------------
                                    Title: Chief Financial Officer



          Instruction.  The form may be signed by an executive officer of the
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     registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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